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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-40283

RECEIVED JUL 28 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 155

FACING PAGE

BEST AVAILABLE COPY

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Classic Financial Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15745 Roller Coaster Road
(No. and Street)

Colorado Springs (City) CO (State) 80921 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Florence R. Klein 719-488-9266
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Nancy G. Higham, CPA, PC
(Name – *if individual, state last, first, middle name*)

6835 White Fir Lane, Suite 11, Colorado Springs, CO 80908
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 28 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Floewnce R. Klein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Classic Financial Company, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

VALARIE A. ESCALON
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 05/13/2007

Florence R. Klein
Signature

President
Title

Valarie A. Escalon
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NANCY G. HIGHAM, CPA, PC
6835 WHITE FIR LANE, SUITE 11
COLORADO SPRINGS, CO 80908
719-495-6153
800-337-4650

July 9, 2004

Ms. Florence R. Klein
American Classic Financial Company
15745 Roller Coaster Road
Colorado Springs, CO 80921

RE: 12/31/03 Annual Audit

Dear Ms. Klein:

The following three reports are in response to the NASD letter requesting additional information to complete your 12/31/03 Annual Audit.

Included with this letter are:

1. An Internal Control Letter

2. A reconciliation explaining the difference between the audited Computation of Net Capital and the unaudited FOCUS Part IIA for 12/31/03

3. A statement reporting that there were no material inadequacies found to exist.

Please notify me if any additional information is needed.

Sincerely,

Nancy G. Higham

Nancy G. Higham, CPA

6835 White Fir Lane # 11
Colorado Springs, CO, 80908

Nancy G. Higham CPA, PC

To the Board of Directors

American Classic Financial Company

In planning and performing our audit of the financial statements and supplemental schedules of American Classic Financial Company for the year ended December 31,2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of difference required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of the changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a conditional in which the design or operation of the specified internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the accounting system and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of American Classic Financial Company for the year ended December 31, 2003, and this report does not affect our report thereon dated July 9, 2004.

> Due to the nature and size of the Company's operations, there is no effective segregation of duties between operating and recording functions. Normal internal controls and procedures for safeguarding of cash and securities possible in larger organizations are not practical in an organization of this size. The president (and majority shareholders) of the Company is aware of the weakness in internal control; however, due to the size of the Company, the president does not believe it is practical to have additional accounting for bookkeeping personnel. The president has informed us that she reviews all transactions and books of original entry.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the used of the Board of Directors and Stockholder, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under to Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purposes.

Nancy G. Higham

July 9, 2004

AMERICAN CLASSIC FINANCIAL COMPANY
NET CAPITAL RECONCILIATION
For the Year Ended December 31. 2003

The following is a reconciliation between the Company's computation included in Part II of Form X-17A-5 of net capital as of December 31, 2003 and the computation based on the audited financial statements as required by SEC Rule 17a-5(d)(4).

Net capital, as reported in Company's Part II (unaudited) Focus Report	$76,550
Adjustment to accounts	1,835
Net capital	$78,385

NANCY G. HIGHAM, CPA, PC
6835 WHITE FIR LANE, SUITE 11
COLORADO SPRINGS, CO 80908
719-495-6153
800-337-4650

July 9, 2004

American Classic Financial Company
15745 Roller Coaster Road
Colorado Springs, CO 80921

RE: 12/31/03 Annual Audit

Dear Ms. Klein:

Other than the Internal Control issue described in the management letter, there were no material inadequacies found to exist.

Nancy G. Higham

Nancy G. Higham, CPA, PC